Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

November 9, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 21, 2020 with respect to the Amendment and the Trust’s series, the ATAC US Rotation ETF (the “Fund”).
The Trust previously filed correspondence on November 6, 2020 responding to comments and is filing this correspondence to present a revised response to Comment 7. For your convenience, the comment has been reproduced with response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
7.Supplementally, with a view to improving disclosure, explain whether the focus on cyclical stocks will result in the Fund concentrating in a particular sector. In addition, supplementally confirm that any risk-on exposure would be effected in a manner consistent with the Fund’s fundamental investment policy to not concentrate its investments.
Response: The Trust responds by removing the references to cyclical stocks in the registration statement. The Trust supplementally confirms that any risk-on exposure will be effected in a manner consistent with the Fund’s fundamental investment policy to not concentrate its investments.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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